EXHIBIT 99.1

Bezeq The Israel Telecommunication Corporation Ltd.

(the “Company” or “Bezeq”)

To:	To:
The Israel Securities Authority	The Tel Aviv Stock Exchange Ltd.

Immediate report - extension of appointment of acting chairman of the Board of Directors

Further to the immediate reports published by the Company on June 28, 2017 (regarding the decision of the Board of Directors to appoint a temporary acting chairman of the Board of Directors) and on July 23, 2017 (regarding the decisions of the Tel Aviv-Jaffa Magistrate Court dated July 21, 2017) the Company provides notification that the Board of Directors of the Company today resolved to approve the continued appointment of the director, Mr. David Granot, as acting chairman of the Board of Directors of the Company, beyond the period determined in the aforementioned previous Board resolution.

The above information constitutes a translation of the Immediate Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.